Exhibit 99.1

September 3, 2010

Dear Fellow Shareholders,

As our third quarter draws to a close, I wanted to provide you with an update on how we are progressing this year. Overall the year has been very busy as we went through a demanding planning cycle for the largest exploration program in our history and then moved into execution of this program at our MAN project in Alaska. We have made strides in other areas as well; allow me to share some specifics with you.

MAN Project, Alaska

Our 2010 exploration program is well underway. The budget of US $7.5 million makes this year’s effort our most significant to date. We have previously discussed key program elements and rather than repeat that information, I can tell you that we are making good progress against these elements. At this time, we believe that we will approach, but fall slightly short of our target of 8,000 metres. Weather permitting, we anticipate our drill season continuing until the end of September. At the outset of the season, we had hoped to be in a position to release partial assay results in September. We remain optimistic that will be the case.

ITOCHU Corporation continues to be actively involved in this project, fully funding this year’s exploration expenses.

We have made some additions to this year’s program. We recently added a LIDAR survey and high resolution aerial photography to the budget. Both of these tools will add greatly to our efforts to understand and map the MAN claims. In addition to assisting in our current exploration efforts, these tools will be invaluable to us as we start to consider the gold potential in the northern portion of the claims. Placer gold mining has been carried out periodically on the MAN claims since the early 1900s.

William Lake, Manitoba

Initial geophysical work has been carried out at William Lake, but more work is required to complete this exercise. Most of our resources remain tied up at MAN currently, so we will examine the scheduling of this work at William Lake following completion of the MAN program in the fall.

Work continues to progress on potentially securing a large partner on this project. We will report further as matters progress.

Pure Nickel Inc.
95 Wellington St. W., Suite 900 Toronto, Ontario Canada M5J 2N7
T: (416) 644-0001   F: (416) 644-0069   W: purenickel.com

Rainbow, Nunavut

As we released earlier this year, in May we acquired additional mineral claims at the Rainbow site. The next phase of work will be a geochemical sampling exercise at a known gold drill hole to determine if further drilling has merit. If successful, that would open the door to a drill program at Rainbow as early as 2011. The sampling exercise will commence within the next several days.

Milford Copper, Utah

Pure Nickel’s wholly owned US subsidiary, Nevada Star Resource Corp. (“Nevada Star”), has an interest in a number of patented and unpatented mineral claims and leases that comprise a portion of a copper project in southern Utah. In November 2008, Western Utah Copper Company failed to put the Nevada Star claims into production as per the terms of the agreement between Western Utah Copper Company and Nevada Star, thereby entitling Nevada Star to exercise its option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, we launched an action asking the Federal Court in Utah to decide the following:

1.	Was Western Utah Copper Company in production as per the terms of our agreement?
2.	Did Force Majeure apply?
3.	Finally, if they were not in production and force majeure did not apply, do we have the right to take back our claims as per our agreement?

Western Utah Copper Company filed a counterclaim to our original action. We believe the counterclaim is without merit.

In May 2010, Western Utah Copper Company and their parent company filed for Chapter 11 bankruptcy and appointed a new Chief Executive Officer. The company has significant secured and unsecured debts and today its current assets are likely worth far less than the outstanding loans. New management is attempting to reorganize the business. Our litigation was automatically stayed due to the Chapter 11 filing.

Through our US subsidiary, Nevada Star, we have requested that the court lift the stay in connection with our litigation as we believe that resolution of our claims is a critical element in the bankruptcy. We await the court’s decision.

Some of you may follow the numerous filings publically available in connection with this bankruptcy. It is easy to speculate that our litigation activities are expensive; litigation is never inexpensive. Management believes that it is our fiduciary duty to protect our assets and that we are bound to protect the value of these assets.

On August 27, 2010, a new action was launched against Nevada Star by Western Utah Copper Company. This action is very similar to the counterclaims made in response to our original lawsuit. We believe this new action is without merit and we do not anticipate the need to make any provisions to deal with this issue. We will continue to work towards driving shareholder value in our Milford based assets.

Finally, Pure Nickel continues to be in a strong position with in excess of $4 million in cash.

That is a brief but comprehensive update for you our fellow shareholders. As always, please feel free to contact us directly if you have any questions.

Yours very truly,

D. R. McPherson
President and Chief Executive Officer.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.